MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

December 13, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Private Placement

Miranda Gold Corp. announces that it has negotiated a private placement of 2,900,000 units at a price of $0.70 per unit. Each unit will consist of one common share and one warrant. Each whole warrant is exercisable for a period of two years at a price of $0.90 per share.

A finder’s fee may be payable on a portion of this private placement. The net proceeds will be used to augment working capital.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with specific emphasis on the Cortez Trend, with several gold exploration projects in various stages of exploration and development.

For more information, please visit the Company’s web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein

Cautionary Note to US Investors: This press release, required by applicable Canadian laws, is not for distribution to U.S. news wire services or for dissemination in the United States, and does not constitute an offer of the securities described herein.